

Investment Objective

The Fund seeks long-term growth of capital.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The table does not reflect brokerage commissions you may pay when buying or selling shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)				
	Retirement Class	Institutional Class	Administrative Class	Investor Class
Management Fees	0.40%	0.40%	0.40%	0.40%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses[1]	4.25%	4.33%	4.33%	4.45%
Total Annual Fund Operating Expenses	4.65%	4.73%	4.98%	5.10%
Expense Reimbursement[2]	(4.20)%	(4.20)%	(4.20)%	(4.20)%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	0.45%	0.53%	0.78%	0.90%

[1] *Based on estimated amounts for the current fiscal year.*
[2] *The Adviser has contractually agreed to limit the Fund's operating expenses, excluding interest expense (if any), to 0.45%, 0.53%, 0.78%, and 0.90% for the Retirement Class, Institutional Class, Administrative Class, and Investor Class, respectively, through November 30, 2020. Only the Fund's Board of Trustees may modify or terminate this agreement.*

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example does not reflect brokerage commissions you may pay when buying or selling shares of the Fund. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

	One Year	Three Years
Retirement	$46	$1,022
Institutional	$54	$1,045
Administrative	$80	$1,118
Investor	$92	$1,153

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares of the Fund are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Expense Example, do affect the Fund's performance. The inception date of the Fund was December 1, 2019 and no portfolio turnover rate existed at the time of this publication.

Principal Investment Strategy

Under normal market conditions, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities, including futures with similar economic exposures. The Fund invests primarily in stocks of non-U.S. companies of all market capitalizations that the Subadviser believes have a lower downside risk profile relative to the developed foreign equity markets. The Subadviser expects that such stocks, which it views as defensive or "conservative" stocks, generally will experience less price fluctuations than stocks with a higher downside risk profile and may experience more limited price declines during market downturns. Equity securities in which the Fund invests may include depositary receipts, which are certificates typically issued by a bank or trust company that represent ownership interests in securities issued by a company.

The Subadviser manages the Fund using an active, quantitative investment strategy. The Subadviser selects stocks that, in its view, are characterized by, among other things, the following:

- low volatilities,
- low market sensitivities,
- high dividend yields,
- attractive valuation,
- strong momentum, and
- positive analyst revisions.

In selecting investments for the Fund, the Subadviser's long-term aim is to achieve returns equal to, or greater than, the developed foreign equity markets with lower expected downside risk. The Subadviser combines the outcome of a stock selection model with a disciplined portfolio construction algorithm to seek to create a diversified portfolio of defensive stocks, in order to achieve more consistent equity returns than the broad equity market over a full cycle.

The Subadviser systematically incorporates an analysis of environmental, social, and governance (ESG) factors into its investment process, by using ESG scores derived from the RobecoSAM Corporate Sustainability Assessment (which assigns companies a RobecoSAM smart ESG score between 0 (low) and 100 (high) based on a range of environmental, social and corporate governance factors). The Subadviser aims to construct a portfolio that has a total weighted ESG score that is at least as high as the total weighted ESG score which is calculated by applying the RobecoSAM scores to the MSCI EAFE (ND) Index.

The Subadviser applies consistent human oversight of its proprietary quantitative models. Through a rigorous, documented process, the Subadviser will exclude from the model's output certain individual stocks or groups of stocks on a case-by-case basis due to various reasons, including but not limited to, liquidity concerns, dual listings, cross holdings and merger and acquisition activity. The portfolio managers follow the output of the models, as adjusted through the human oversight process, when making buy and sell decisions for the Fund's portfolio.

Principal Risks

There is no guarantee that the investment objective of the Fund will be achieved. Stocks fluctuate in price and the value of your investment in the Fund may go down. This means that you could lose money on your investment in the Fund or the Fund may not perform as well as other investment options. Principal risks impacting the Fund include:

Fund Summary
HARBOR ROBECO INTERNATIONAL CONSERVATIVE EQUITIES FUND

Conservative Style Risk: The risk that the returns from the types of stocks in which the Fund invests may trail returns from the overall developed foreign equity markets. The Fund focuses on defensive-oriented stocks, which typically lag the stock market during strong market rallies. In addition, such stocks may underperform the market during periods of rising interest rates. There is no guarantee that the investment process will be successful in lowering volatility of the Fund's returns or protecting the Fund from market declines.

Derivatives Risk: The value of derivative instruments held by the Fund may not change in the manner expected by the Subadviser, which could result in disproportionately large losses to the Fund. Derivatives may also be more volatile than other instruments and may create a risk of loss greater than the amount invested. In addition, certain derivatives may be difficult to value and may be illiquid.

Equity Risk: The values of equity or equity-related securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities.

ESG Factors Risk: The Subadviser's consideration of certain environmental, social and governance (ESG) factors in evaluating company quality may result in the selection or exclusion of securities for reasons other than performance and the Fund may underperform relative to other funds that do not consider ESG factors.

Foreign Currency Risk: As a result of the Fund's investments in securities denominated in, and/or receiving revenues in, foreign currencies, the Fund will be subject to currency risk. Currency risk is the risk that foreign currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency hedged. In either event, the dollar value of an investment in the Fund would be adversely affected.

Foreign Securities Risk: An investment in the Fund is subject to special risks in addition to those of U.S. securities. These risks include heightened political and economic risks, greater volatility, currency fluctuations, higher transaction costs, delayed settlement, possible foreign controls on investment, possible sanctions by governmental bodies of other countries and less stringent investor protection and disclosure standards of foreign markets. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. If foreign securities are denominated and traded in a foreign currency, the value of the Fund's foreign holdings can be affected by currency exchange rates and exchange control regulations. The Fund's investments in foreign securities may also be subject to foreign withholding taxes.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market.

Issuer Risk: An adverse event affecting a particular issuer in which the Fund is invested, such as an unfavorable earnings report, may depress the value of that issuer's stock, sometimes rapidly or unpredictably.

Market Risk: Securities markets are volatile and can decline significantly in response to adverse market, economic, political, regulatory or other developments, which may lower the value of securities held by the Fund, sometimes rapidly or unpredictably.

Model Risk: There are limitations inherent in every quantitative model. The value of securities selected using quantitative analysis can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security's value. In addition, factors that affect a security's value can change over time, and these changes may not be reflected in the quantitative model. Any model may contain flaws the existence and effect of which may be discovered only after the fact or not at all. Even in the absence of flaws, a model may not perform as anticipated.

Selection Risk: The Subadviser's judgment about the attractiveness, value and growth potential of a particular security may be incorrect. The Subadviser potentially will be prevented from executing investment decisions at an advantageous time or price as a result of domestic or global market disruptions, particularly disruptions causing heightened market volatility and reduced market liquidity, as well as increased or changing regulations. Thus, investments that the Subadviser believes represent an attractive opportunity or in which the Fund seeks to obtain exposure may be unavailable entirely or in the specific quantities or prices sought by the Subadviser and the Fund may need to obtain the exposure through less advantageous or indirect investments or forgo the investment at the time.

Small and Mid Cap Risk: The Fund's performance may be more volatile because it may invest in issuers that are smaller companies. Smaller companies may have limited product lines, markets and financial resources. Securities of smaller companies are usually less stable in price and less liquid than those of larger, more established companies. Additionally, small and mid cap stocks may fall out of favor relative to large cap stocks, which may cause the Fund to underperform other equity funds that focus on large cap stocks.

Performance

Because the Fund is newly organized and does not yet have a complete calendar year of performance history, the bar chart and total return tables are not provided. To obtain performance information, please visit the Fund's website at *harborfunds.com* or call 800-422-1050.

Portfolio Management

Investment Adviser

Harbor Capital Advisors, Inc.

Subadviser

Robeco Institutional Asset Management US Inc. ("RIAM US") has subadvised the Fund since 2019.

RIAM US is an affiliate of the Adviser. In providing services to the Fund, RIAM US uses designated persons of its affiliates, including Robeco Nederland B.V. and Robeco Institutional Asset Management B.V. ("RIAM BV"), based in Rotterdam, the Netherlands, Robeco Hong Kong Limited, based in Hong Kong, and Robeco Overseas Investment Fund Management (Shanghai)

Fund Summary
HARBOR ROBECO INTERNATIONAL CONSERVATIVE EQUITIES FUND

Limited Company, based in Shanghai, People's Republic of China. RIAM US and such affiliates are referred to collectively, as "Robeco."

Portfolio Managers

The portfolio managers are jointly and primarily responsible for the day-to-day investment decision making for the Fund.



Pim van Vliet, PhD
Robeco Institutional Asset Management US Inc.

Mr. van Vliet is Head of the Conservative Equities Team and a Portfolio Manager at RIAM BV and has co-managed the Fund since 2019.



Arlette van Ditshuizen
Robeco Institutional Asset Management US Inc.

Ms. van Ditshuizen is a Portfolio Manager within the Conservative Equities Team at RIAM BV and has co-managed the Fund since 2019.



Maarten Polfliet, CEFA
Robeco Institutional Asset Management US Inc.

Mr. Polfliet is a Portfolio Manager within the Conservative Equities Team at RIAM BV and has co-managed the Fund since 2019.



Jan Sytze Mosselaar, CFA
Robeco Institutional Asset Management US Inc.

Mr. Mosselaar is a Portfolio Manager within the Conservative Equities Team at RIAM BV and has co-managed the Fund since 2019.



Arnoud Klep
Robeco Institutional Asset Management US Inc.

Mr. Klep is a Portfolio Manager within the Conservative Equities Team at RIAM BV and has co-managed the Fund since 2019.

Buying and Selling Fund Shares

Shareholders may purchase or sell (redeem) Fund shares on any business day (normally any day the New York Stock Exchange is open). You may conduct transactions by mail, by telephone or through our website.

By Mail	Harbor Funds P.O. Box 804660 Chicago, IL 60680-4108
By Telephone	800-422-1050
By Visiting Our Website	harborfunds.com

Investors who wish to purchase, exchange or redeem shares held through a financial intermediary should contact the financial intermediary directly.

The minimum initial investment amounts are shown below. The minimums may be reduced or waived in some cases. There are no minimums for subsequent investments.

Type of Account	Retirement Class[1]	Institutional Class	Administrative Class[2]	Investor Class
Regular	$1,000,000	$50,000	$50,000	$2,500
Individual Retirement Account (IRA)	$1,000,000	$50,000	N/A	$1,000
Custodial (UGMA/UTMA)	$1,000,000	$50,000	N/A	$1,000

[1] There is no minimum investment for (1) employer-sponsored group retirement or benefit plans (with more than one participant) that maintain accounts with Harbor Funds at an omnibus or plan level, including: (i) plans established under Internal Revenue Code Sections 401(a), 403(b) or 457, (ii) profit-sharing plans, cash balance plans and money purchase pension plans, (iii) non-qualified deferred compensation plans, and (iv) retiree health benefit plans; and (2) certain wrap or model-driven asset allocation program accounts for the benefit of clients of financial intermediaries, as approved by the Distributor.

[2] Limited only to employer-sponsored retirement or benefit plans and financial intermediaries. There is no minimum investment for employer-sponsored retirement or benefit plans.

Tax Information

Distributions you receive from the Fund are subject to federal income tax and may also be subject to state and local taxes. These distributions will generally be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred retirement account, such as a 401(k) plan or individual retirement account. Investments in tax-deferred accounts may be subject to tax when they are withdrawn.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary, the Fund and/or its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales representative to recommend the Fund over another investment. Ask your sales representative or visit your financial intermediary's website for more information.

Additional Information about the Funds′ Investments

The Harbor Robeco Funds represents a new series of funds subadvised by one of Harbor Capital Advisors' long-standing affiliates, Robeco Institutional Asset Management US Inc. ("RIAM US"). RIAM US utilizes personnel from certain of its affiliates to provide services to this series of funds and together with such affiliates, are collectively referred to in this document as "Robeco". The Harbor Robeco Funds are designed to provide investors with access to Robeco's quantitative investing skills.

The five separate funds offered in this prospectus utilize two of Robeco's core quantitative investment disciplines. The first four funds are a suite of lower volatility, "Conservative Equity" funds covering U.S., International, Global, and Emerging Markets. The fifth fund is a more traditional core emerging markets equity fund that also utilizes Robeco's quantitative investment skills. These five funds also integrate Robeco's environmental, social, and governance (ESG) expertise, another area in which Robeco has a long history. Investors considering an investment in these funds should carefully read and understand the investment strategies employed and the risks and potential rewards associated with those strategies.

Investment Objectives	Harbor Funds' Board of Trustees (the "Board of Trustees") may change a Fund's investment objective without shareholder approval.
Investment Policies	For each of the Funds, the Fund's 80% investment policy may be changed by the Fund upon 60 days' advance notice to the shareholders.
Principal Investments	Each Fund's principal investment strategies are described in the *Fund Summary* section.

EQUITY SECURITIES

Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Each Fund may invest in exchange-traded and over-the-counter common and preferred stocks. Each Fund (except Harbor Robeco US Conservative Equities Fund) may also invest in depositary receipts.

COMMON STOCK

Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits of the corporation, if any, without preference over any other shareholder or class of shareholders. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds and preferred stock take precedence over the claims of those who own common stock. Common stock usually carries with it the right to vote and frequently, an exclusive right to do so.

PREFERRED STOCK

Preferred stock generally has a preference as to dividends and upon liquidation over an issuer's common stock but ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash or in additional shares of preferred stock at a defined rate. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock also may be subject to optional or mandatory redemption provisions and generally carry no voting rights.

DEPOSITARY RECEIPTS

Each Fund (except Harbor Robeco US Conservative Equities Fund) may invest in American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), International Depositary Receipts ("IDRs"), Non-Voting Depository Receipts ("NVDRs"), and Global Depositary Receipts ("GDRs"). ADRs (sponsored or unsponsored) are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying foreign securities. Most ADRs are traded on a U.S. stock exchange. Issuers of unsponsored ADRs are not contractually obligated to disclose material information in the U.S., so there may not be a correlation between such information and the market value of the unsponsored ADR. EDRs and IDRs are receipts typically issued by a European bank or trust company evidencing ownership of the underlying foreign securities. GDRs are receipts issued by either a U.S. or non-U.S. banking institution evidencing ownership of the underlying foreign securities. NVDRs are non-voting receipts issued by Thai NVDR Company Limited, a wholly owned subsidiary of The Stock Exchange of Thailand (SET). Investors in NVDRs receive the same financial benefits as ownership of the underlying securities but without voting rights.

FOREIGN SECURITIES

Harbor Robeco International Conservative Equities Fund and Harbor Robeco Global Conservative Equities Fund invest in equity securities of foreign developed market companies as part of their principal investment strategies. Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Robeco Emerging Markets Active Equities Fund invest in equity securities of emerging market companies as part of their principal investment strategies.

The Subadviser is responsible for determining, with respect to the Funds that it manages, whether a particular issuer would be considered a foreign or emerging market issuer. Normally, foreign or emerging market governments and their agencies and instrumentalities are considered foreign or emerging market issuers, respectively. In the case of non-governmental issuers, the Subadviser may consider an issuer to be a foreign or emerging market issuer if:

- the company has been classified by MSCI, FTSE, or S&P indices as a foreign or emerging market issuer;
- the equity securities of the company principally trade on stock exchanges in one or more foreign or emerging market countries;
- a company derives a substantial portion of its total revenue from goods produced, sales made or services performed in one or more foreign or emerging market countries or a substantial portion of its assets are located in one or more foreign or emerging market countries;
- the company is organized under the laws of a foreign or emerging market country or its principal executive offices are located in a foreign or emerging market country; or
- the Subadviser otherwise determines an issuer to be a foreign or emerging markets issuer in its discretion based on any other factors relevant to a particular issuer.

EMERGING MARKETS

As of October 31, 2019, the MSCI Emerging Markets (ND) Index includes the following 26 emerging market countries: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. MSCI has announced that effective June 30, 2020 one additional emerging market country will be included in the MSCI Emerging Markets (ND) Index: Kuwait.

As of October 31, 2019, the FTSE Emerging Index included the following 24 emerging market countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Kuwait, Malaysia, Mexico, Pakistan, Peru, Philippines, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

As of October 31, 2019, the S&P Emerging Index included the following 22 emerging market countries: Brazil, Chile, Colombia, Czech Republic, Egypt, Greece, Hungary, Indonesia, Kuwait, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Thailand, Turkey and United Arab Emirates.

Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Robeco Emerging Markets Active Equities Fund may invest in eligible securities, such as China A-Shares, that are listed and traded on the Shanghai and Shenzhen Stock Exchanges through the China–Hong Kong Stock Connect program.

DERIVATIVE INSTRUMENTS

Each Fund may use derivatives for any of the following purposes:

- To hedge against adverse changes in the market value of securities held by or to be bought for the Fund. These changes may be caused by changing stock market prices or currency exchange rates.
- As a substitute for purchasing or selling securities or foreign currencies.
- In non-hedging situations, to attempt to profit from anticipated market developments.

In general, a derivative instrument will obligate or entitle a Fund to deliver or receive an asset or a cash payment that is based on the change in value of a designated security, index, or other asset. Examples of derivatives are futures contracts, options, forward contracts, hybrid instruments, swaps, caps, collars and floors.

ESG INTEGRATION

The Subadviser systematically incorporates an analysis of environmental, social, and governance (ESG) factors into its investment process for each Fund by applying ESG scores derived from the RobecoSAM Corporate Sustainability Assessment ("RobecoSAM CAS"). The RobecoSAM CAS is an annual evaluation of companies' sustainability practices focusing on economic, environmental and social factors. RobecoSAM assigns each company a sustainability score between 0 (low) and 100 (high) based on a range of environmental, social and corporate governance factors, which is intended to reflect each company's sustainability performance relative to that of its peer group. The Subadviser's ESG scoring system seeks to correct for potential biases that may arise from differences in a company's size, region of listing or industry sector. The Subadviser aims to construct a portfolio that has a total weighted ESG score that is at least as high as the total weighted ESG score which is calculated by applying the RobecoSAM scores to each Fund's benchmark index. The Subadviser's ESG integration process seeks to mitigate risky environmental, social or governance practices that may be employed by companies (as determined by applying the RobecoSAM scores) in order to protect the value of each Fund's portfolio investments.

Additional Information about the Funds' Investments

Non-Principal Investments

In addition to the investment strategies described in this Prospectus, the Funds may also make other types of investments, and, therefore, may be subject to other risks. For additional information about the Funds, its investments and related risks, please see the Funds' *Statement of Additional Information*.

TEMPORARY DEFENSIVE POSITIONS

A Fund may temporarily depart from its normal investment policies and strategies when the Subadviser believes that doing so is in the Fund's best interest, so long as the strategy or policy employed is consistent with the Fund's investment objective. For instance, a Fund may invest beyond its normal limits in derivatives or exchange traded funds that are consistent with the Fund's investment objective when those instruments are more favorably priced or provide needed liquidity, as might be the case if the Fund is transitioning assets from one Subadviser to another or receives large cash flows that it cannot prudently invest immediately.

In addition, a Fund may take temporary defensive positions that are inconsistent with its normal investment policies and strategies—for instance, by allocating substantial assets to cash equivalent investments or other less volatile instruments— in response to adverse or unusual market, economic, political, or other conditions. In doing so, the Fund may succeed in avoiding losses but may otherwise fail to achieve its investment objective.

Principal Risks of Investing

The main risks associated with investing in a Funds are summarized in the *Fund Summary* sections at the front of this prospectus.

For additional risk factors that are not discussed in this Prospectus because they are not considered main risk factors, see Harbor Funds' *Statement of Additional Information*.

An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. A Fund's shares will go up and down in price, meaning that you could lose money by investing in a Fund. Many factors influence a mutual fund's performance and a Fund's investment strategy may not produce the intended results.

More detailed descriptions of certain of the main risks and additional risks of the Funds are described below.

DERIVATIVES RISK

Even a small investment in certain types of derivatives can have a big impact on a Fund's portfolio interest rate, stock market or currency exposure. Therefore, using derivatives can disproportionately increase a Fund's portfolio losses and reduce opportunities for gains when interest rates, stock prices or currency rates are changing. A Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond as expected to changes in the value of the Fund's portfolio holdings. If a Fund invests in a derivative instrument, it seeks to manage its derivative position by segregating enough cash or liquid securities that when combined with the value of the position will equal the value of the asset it represents.

Counterparties to over-the-counter derivative contracts present the same types of credit risk as issuers of fixed income securities. Derivatives also can make a Fund's portfolio less liquid and harder to value, especially in declining markets. In addition, government legislation or regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

FOREIGN SECURITIES RISK

Investing in securities of foreign companies and governments may involve risks which are not ordinarily associated with investing in domestic securities. These risks include changes in currency exchange rates and currency exchange control regulations or other foreign or U.S. laws or restrictions applicable to such investments. A decline in the exchange rate may also reduce the value of certain portfolio securities. Even though the securities are denominated in U.S. dollars, exchange rate changes may adversely affect the company's operations or financial health.

Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although each Fund endeavors to achieve the most favorable net results on portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers, dealers and listed companies than in the U.S. Mail service between the U.S. and foreign countries may be slower or less reliable than within the U.S., thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Individual foreign economies may also differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

In addition, investments in foreign countries could be affected by other factors generally not thought to be present in the U.S. Such factors include the unavailability of financial information or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation; the imposition of foreign withholding and other taxes; the impact of political, social or diplomatic developments; limitations on the movement of funds or other assets of a Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries.

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions. These delays in settlement could result in temporary periods when a portion of the assets of a Fund is uninvested and no return is earned thereon. The inability of a Fund to make intended security purchases due to settlement problems could cause a Fund to miss attractive investment opportunities. An inability to dispose of portfolio securities due to settlement problems could result either in losses to a Fund due to subsequent declines in value of the portfolio securities or, if a Fund has entered into a contract to sell the securities, could result in possible liability to the purchaser.

The Funds' custodian, State Street Bank and Trust Company, has established and monitors subcustodial relationships with banks and certain other financial institutions in the foreign countries in which the Funds invest to permit the Funds' assets to be held in those foreign countries. These relationships have been established pursuant to Rule 17f-5 of the Investment Company Act, which governs the establishment of foreign subcustodial arrangements for mutual funds. The Funds' subcustodial arrangements may be subject to certain risks including: (i) the inability of the Funds to recover assets in the event of the subcustodian's bankruptcy; (ii) legal restrictions on the Funds' ability to recover assets lost while under the care of the subcustodian; (iii) the likelihood of expropriation, confiscation or a freeze of the Funds' assets; and (iv) difficulties in converting the Funds' cash and cash equivalents to U.S. dollars. The Adviser and the respective Subadvisers have evaluated the political risk associated with an investment in a particular country.

Investing in securities of non-U.S. companies may entail additional risks especially in emerging countries due to the potential political and economic instability of certain countries. These risks include expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment and on repatriation of capital invested. Should one of these events occur, a Fund could lose its entire investment in any such country. A Fund's investments would similarly be adversely affected by exchange control regulation in any of those countries.

Even though opportunities for investment may exist in foreign countries, any changes in the leadership or policies of the governments of those countries, or in any other government that exercises a significant influence over those countries, may halt the expansion of or reverse the liberalization of foreign investment policies and thereby eliminate any investment opportunities that may currently exist. This is particularly true of emerging markets.

Certain countries in which the Funds may invest may have minority groups that advocate religious or revolutionary philosophies or support ethnic independence. Any action on the part of such individuals could carry the potential for destruction or confiscation of property owned by individuals and entities foreign to such country and could cause the loss of a Fund's investment in those countries.

Certain countries prohibit or impose substantial restrictions on investments in their capital and equity markets by foreign entities like the Funds. Certain countries require governmental approval prior to foreign investments or limit the amount of foreign investment in a particular company or limit the investment to only a specific class of securities of a company that may have less advantageous terms than securities of the company available for purchase by nationals. Moreover, the national policies of certain countries may restrict investment opportunities in issuers or industries deemed sensitive to national interests. In addition, some countries require governmental approval for the repatriation of investment income, capital or the proceeds of securities sales by foreign investors. A Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation, as well as by the application to it of other restrictions on investments. In particular, restrictions on repatriation could make it more difficult for a Fund to obtain cash necessary to satisfy the tax distribution requirements that must be satisfied in order for the Fund to avoid federal income or excise tax.

Global economies and financial markets are becoming increasingly interconnected and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. In June 2016, citizens of the United Kingdom voted to withdraw from the EU (referred to as "Brexit"). In March 2017, the United Kingdom formally notified the European Council of its intention to withdraw from the EU. Brexit has resulted in volatility in European and global markets and could have significant negative impacts on financial markets in the United Kingdom and throughout Europe. The longer term economic, legal, political and social framework to be put in place between the United Kingdom and the EU is unclear at this stage and is likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. This mid-to long-term uncertainty may have an adverse effect on the economy generally and on the value of a Fund's investments. On November 25, 2018, EU leaders approved the terms of the United Kingdom's withdrawal from the EU. On January 15, 2019, the United Kingdom's Parliament voted to reject the terms of the withdrawal agreement. As a result, the manner of the withdrawal remains uncertain. It is not presently possible to determine the extent of the impact on a Fund's investments in the United Kingdom, and continued uncertainty with respect to the withdrawal negotiations could negatively impact a Fund's investments.

EMERGING MARKETS RISK

Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Robeco Emerging Markets Active Equities Fund invest in equity securities of emerging market companies as part of their principal investment strategies. Investments in emerging markets involve risks in addition to those generally associated with investments in foreign securities.

Political and economic structures in many emerging markets may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. As a result, the risks described above relating to investments in foreign securities, including the risks of nationalization or expropriation of assets, would be heightened. In addition, unanticipated political or social developments may affect the values of a Fund's investments and the availability to the Fund of additional investments in such emerging markets. The small size and inexperience of the securities markets in certain emerging markets and the limited volume of trading in securities in those markets may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the U.S., Japan and most Western European countries).

In addition, the U.S. and other nations and international organizations may impose economic sanctions or take other actions that may adversely affect issuers located in certain countries. In particular, the U.S. and other countries have imposed economic sanctions on certain Russian individuals and corporate entities. The U.S. or other countries could also institute broader sanctions on Russia. Such sanctions, any future sanctions or other actions, or even the threat of further sanctions or other actions, may negatively affect the value and liquidity of a Fund's portfolio. For example, a Fund may be prohibited from investing in securities issued by companies subject to such sanctions. In addition, the sanctions may require a Fund to freeze its existing investments in companies located in certain countries, prohibiting the Fund from buying, selling or otherwise transacting in these investments. Countries subject to sanctions may undertake countermeasures or retaliatory actions which may further impair the value and liquidity of a Fund's portfolio and potentially disrupt its operations. Such events may have an adverse impact on the economies and debts of other emerging markets as well.

OPERATIONAL RISKS

An investment in a Fund, like any fund, can involve operational risks arising from factors such as processing errors, inadequate or failed processes, failure in systems and technology, cybersecurity breaches, changes in personnel and errors caused by third-party service providers. These errors or failures as well as other technological issues may adversely affect the Funds' ability to calculate their net asset values in a timely manner, including over a potentially extended period, or may otherwise adversely affect a Fund and its shareholders. While the Funds seek to minimize such events through controls and oversight, there may still be failures that could causes losses to a Fund. In addition, similar incidents affecting issuers of securities held by a Fund may negatively impact Fund performance.

Portfolio Turnover

The Funds do not expect to engage in frequent trading to achieve their principal investment strategies. Active and frequent trading in a Fund's portfolio may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholders' tax liability. Frequent trading also increases transaction costs, which could detract from the Fund's performance. A portfolio turnover rate greater than 100% would indicate that a Fund sold and replaced the entire value of its securities holdings during the previous one-year period.

Portfolio Holdings Disclosure Policy

Each Fund's full portfolio holdings are published quarterly on the 15th day following quarter end on *harborfunds.com*. In addition, the Funds' top ten portfolio holdings as a percent of its total net assets will be published quarterly on the 10th day following quarter end on *harborfunds.com*. This information is available on Harbor Funds' website for the entire quarter.

Additional information about Harbor Funds' portfolio holdings disclosure policy is available in the *Statement of Additional Information*.

The Subadviser

Robeco Conservative Emerging Markets Composite Performance Information

The following table presents the past performance of the Robeco Conservative Emerging Markets Composite (the "Robeco Conservative EM Composite"). Robeco is the Subadviser to Harbor Robeco Emerging Markets Conservative Equities Fund. The Robeco Conservative EM Composite is comprised of all fee-paying accounts under discretionary management by Robeco that have investment objectives, policies and strategies substantially similar to those of the Fund. Returns include the reinvestment of interest, dividends and any other distributions and are presented in U.S. dollars. Robeco has prepared and presented the historical performance shown for the Robeco Conservative EM Composite (gross) in compliance with the Global Investment Performance Standards (GIPS®). The GIPS method for computing historical performance differs from the SEC's method. The gross performance data shown in the table does not reflect the deduction of investment advisory fees paid by the accounts comprising the Robeco Conservative EM Composite or certain other expenses that would be applicable to mutual funds. To calculate the performance of the Robeco Conservative EM Composite net of expenses, the Adviser applied the estimated net Fund operating expenses payable by the Retirement, Institutional, Administrative, and Investor Classes of shares of the Fund for the fiscal year ending October 31, 2020, as applicable, as disclosed in the "Total Annual Fund Operating Expenses After Expense Reimbursement" line item of the Fund's fee table in the Fund Summary section. The net performance data may be more relevant to potential investors in the Fund in their analysis of the historical experience of Robeco in managing portfolios with substantially similar investment strategies and techniques to those of the Fund.

The historical performance of the Robeco Conservative EM Composite is not that of Harbor Robeco Emerging Markets Conservative Equities Fund and is not indicative of the Fund's future results. The Fund's actual performance may vary significantly from the past performance of the Robeco Conservative EM Composite. While the accounts comprising the Robeco Conservative EM Composite incur inflows and outflows of cash from clients, there can be no assurance that the continuous offering of the Fund's shares and the Fund's obligation to redeem its shares will not adversely impact the Fund's performance. Also, not all of the accounts currently comprising the Robeco Conservative EM Composite are subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code. If these limitations, requirements and restrictions were applicable to all accounts in the Robeco Conservative EM Composite, they may have had an adverse effect on the performance results of the Robeco Conservative EM Composite. However, Robeco does not believe that such accounts would have been managed in a significantly different manner had they been subject to such investment limitations, diversification requirements and other restrictions.

ROBECO CONSERVATIVE EM COMPOSITE*

	Average Annual Total Returns for the Periods Ended September 30, 2019:			
	1 Year	3 Years	5 Years	Since Inception
Robeco Conservative EM Composite net of Retirement Class expenses	-0.87%	5.79%	2.03%	3.78%
Robeco Conservative EM Composite net of Institutional Class expenses	-0.95	5.71	1.95	3.69
Robeco Conservative EM Composite net of Administrative Class expenses	-1.19	5.44	1.69	3.43
Robeco Conservative EM Composite net of Investor Class expenses	-1.31	5.32	1.57	3.31
Robeco Conservative EM Composite (gross)	-0.12	6.59	2.80	4.56
MSCI Emerging Markets (ND) Index**	-2.02	5.97	2.33	0.66

	Calendar Year Total Returns for the Periods Ended December 31:							
	2011***	2012	2013	2014	2015	2016	2017	2018
Robeco Conservative EM Composite net of Retirement Class expenses	-7.14%	23.70%	1.86%	1.46%	-14.91%	8.02%	27.93%	-7.75%
Robeco Conservative EM Composite net of Institutional Class expenses	-7.20	23.60	1.77	1.38	-14.97	7.94	27.83	-7.82
Robeco Conservative EM Composite net of Administrative Class expenses	-7.37	23.29	1.52	1.13	-15.19	7.67	27.51	-8.05
Robeco Conservative EM Composite net of Investor Class expenses	-7.45	23.15	1.40	1.00	-15.29	7.54	27.36	-8.17
Robeco Conservative EM Composite (gross)	-6.62	24.63	2.62	2.22	-14.27	8.84	28.90	-7.06
MSCI Emerging Markets (ND) Index**	-20.06	18.22	-2.60	-2.19	-14.92	11.19	37.28	-14.58

* This is not the performance of Harbor Robeco Emerging Markets Conservative Equities Fund. As of September 30, 2019, the Robeco Conservative EM Composite was composed of 3 accounts, totaling approximately $4.9 billion. The inception date of the Robeco Conservative EM Composite was April 1, 2011.

** The MSCI Emerging Markets (ND) Index is a market capitalization weighted index of equity securities in more than 20 emerging market economies. This unmanaged index does not reflect fees and expenses and is not available for direct investment.

*** For the period April 1, 2011 through December 31, 2011.

THE ADVISER AND SUBADVISER

Advisory Fees

For its services, each Fund pays the Adviser an advisory fee, which is an annual rate based on the Fund's average net assets. The table below sets forth for each Fund the contractual advisory fee rate and the fees paid to the Adviser for the past three fiscal years before the effect of any expense limitation in effect for the past three fiscal years that reduced the advisory fee paid.

	Contractual Advisory Fee Annual Rate Based on Average Net Assets	Advisory Fee Paid for Year Ended October 31 (000s)		
		2019	2018	2017
CONSERVATIVE EQUITY				
Harbor Robeco Emerging Markets Conservative Equities Fund[1]	0.68%	$N/A	$N/A	$N/A
Harbor Robeco Global Conservative Equities Fund[1]	0.35	N/A	N/A	N/A
Harbor Robeco International Conservative Equities Fund[1]	0.40	N/A	N/A	N/A
Harbor Robeco US Conservative Equities Fund[1]	0.30	N/A	N/A	N/A
CORE EQUITY				
Harbor Robeco Emerging Markets Active Equities Fund[1]	0.72%	N/A	N/A	N/A

[1] *Commenced operations on December 1, 2019.*

The Subadviser

The Adviser has engaged the services of Robeco Institutional Asset Management US Inc. to assist with the portfolio management of the Fund. RIAM US is a wholly-owned subsidiary of ORIX and an affiliate of the Adviser.

RIAM US manages each of the Harbor Robeco Funds using investment advice and research resources of its affiliated advisers which are not registered in the U.S., including without limitation, Robeco Nederland B.V. and Robeco Institutional Asset Management B.V. ("RIAM BV"), based in Rotterdam, the Netherlands, Robeco Hong Kong Limited, based in Hong Kong, and Robeco Overseas Investment Fund Management (Shanghai) Limited Company, based in Shanghai, People's Republic of China (collectively, "Robeco"). Each such affiliate has entered into an agreement with RIAM US pursuant to which such affiliate is considered a "Participating Affiliate" of RIAM US, as that term is used in relief granted by the staff of the SEC permitting U.S.-registered investment advisers to use portfolio management and other resources of unregistered advisory affiliates subject to the supervision of a registered adviser.

The Adviser pays the Subadviser out of its own resources; the Funds have no obligation to pay the Subadviser. The Subadviser has entered into a subadvisory agreement (the "Subadvisory Contract") with the Adviser and Harbor Funds, on behalf of each Fund. The Subadviser is responsible to provide the Funds with advice concerning the investment management of each Fund's portfolio, which advice shall be consistent with the investment objectives and policies of the Fund. The Subadviser determines what securities shall be purchased, sold or held for a Fund and what portion of the Fund's assets are held uninvested. The Subadviser is responsible to bear its own costs of providing services to the Funds. The Subadviser's subadvisory fee rate is based on a stated percentage of each Fund's average annual net assets.